Filed by: ANSYS, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act 1934

Subject Company: Ansoft Corporation

Commission File No.: 000-27874

The following is a transcript of the ANSYS, Inc. company webcast and conference call held on March 31, 2008 regarding the acquisition of Ansoft Corporation.

ANSYS, INC.

Moderator: Jim Cashman

March 31, 2008

10:30 a.m. CT

Operator: Good day everyone and welcome to the ANSYS and Ansoft conference. Today’s conference is being recorded at the request of ANSYS and Ansoft.

A slide presentation will be provided during the call. If anyone has any objections, you may disconnect at that time.

And now for opening remarks and introductions, I’d like to turn the conference over to your host Mr. Jim Cashman, President and Chief Executive Officer of ANSYS Inc. Mr. Cashman, please go ahead.

Jim Cashman: Good morning everybody. And it’s a – it’s with pleasure we’ve got an exciting time ahead of us; basically continuing on with the progression that we’ve had for many years in terms of expanding the role of stimulation and its impact on every day life and our customer’s products.

And with that in mind, we announced this morning the signing a definitive agreement to acquire Ansoft Corporation. And we wanted to take this time to share with you some of the details of that transaction as well as explain why – at least in a preliminary fashion why we’re very enthusiastic about this going forward.

ANSYS

Moderator: Jim Cashman

03-31-08/10:30 a.m. CT

Confirmation # 9325734

Now, we will be moving along with a slide deck that the announcement explained how to get access to and my colleagues here will also give some additional information. With me this morning is Nick Csendes, who’s the president and CEO of Ansoft Inc., we’re very please to have him with us, and also the ANSYS CFO, Maria Shields.

In with that, Maria, I’d like to you – to turn it over to you for some of the administrative details as well some of the additional marketing information.

Maria Shields: OK. Thanks Jim. Good morning everyone. This is Maria Shields, CFO of ANSYS. And we welcome you to the ANSYS and Ansoft conference call to discuss our joint announcement this morning.

Our press release announcing the transaction was sent out this morning before the market opened and you can obtain a copy of the press release for those of you who haven’t seen it from the Web site of either company, at either www.ansys.com or www.ansoft.com.

Today giving the prepared remarks on behalf of ANSYS is Jim Cashman, our President and CEO. Nick Csendes, the President and CEO of Ansoft will also provide some prepared remarks on behalf of Ansoft. We will walk through the slide deck that has been made available to everyone to give you a detailed overview of the transaction.

We will not be opening the call today for Q and A, as both companies are currently in their quiet period and so we won’t be commenting on either the state of the business or outlook at this time. But we will be both hosting separate earnings calls to update everyone as to our progress as well as our Q1 and Ansoft Q4 results in the May time frame.

ANSYS

Moderator: Jim Cashman

03-31-08/10:30 a.m. CT

Confirmation # 9325734

Let me caution that in the course of today’s call we will be making some forward-looking statements with the meaning of the Private Securities Litigation Reform Act of 1995. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements.

I refer you to this section in this mornings press release titled “Forward-looking information” and of course the most recent filings of both companies with the SEC.

In connection with the proposed transactions, ANSYS intends to file a registration statement on form S-4 with the SEC which will include a prospectus proxy statement of ANSYS and Ansoft and other relevant materials in connection with proposed transactions.

We urge you all to read the registration statement and any other relevant materials when they become available because they contain important information about ANSYS and Ansoft and the proposed transaction and related matters.

The final joint prospectus proxy statement will be mailed to stockholders of Ansoft. You can obtain free copies of the registration statement and the prospectus proxy statement when they become available, as well as other filing with the SEC containing information about ANSYS and Ansoft without charge from the investor relations departments of either company or from either company’s Web site, as well as the SEC’s Internet site.

ANSYS, Ansoft and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the security holders of Ansoft in connection with the merger.

ANSYS

Moderator: Jim Cashman

03-31-08/10:30 a.m. CT

Confirmation # 9325734

Information regarding these participants is available in each company’s annual report and proxy statement and will be included in the registration statement and joint prospectus proxy.

I’ll now turn the call over to Jim, the ANSYS President and CEO. Jim

Jim Cashman: OK. Well thanks Maria and thank all of you for joining us on what we think is a particularly noteworthy occasion. So again, to repeat, I’m very pleased to announce that ANSYS has signed a definitive merger agreement to acquire Ansoft Corporation for approximately $416 million in cash and 11.1 million shares of Ansoft stock or approximately 832 million, creating the leading global provider of best in class simulation capabilities with combined trailing 12 month revenues of 485 million.

We’re very excited about this strategic combination as it creates value and opportunity for all of our major constituency groups, customers, employees, partners and stock holders of both companies. We expect that this transaction will be modestly accretive to ANSYS non-GAAP earnings in the first full year of combined operations.

The addition of Ansoft’s complimentary technology will enable to continue us on the journey that we’ve been talking about for over 10 years now, by expanding the depth and the breathe of simulation capabilities and it plays into expanding our customer interaction and support activities.

Now as I mentioned earlier and I think Maria also, joining us for the call is Nick Csendes, the President and CEO of Ansoft. Thanks Nick for joining us and for all of your efforts and support in helping us bring these two great ((inaudible)) based companies together.

So with that in mind let’s continue to the slide deck. Taking a quick look we’ll go to slide number four titled “Transaction Summary.” Under the terms of the agreement, Ansoft stock holders will

ANSYS

Moderator: Jim Cashman

03-31-08/10:30 a.m. CT

Confirmation # 9325734

receive $16.25 in cash and .4319 shares of ANSYS common stock for each share of Ansoft. Based upon the 10 day trailing average closing price of ANSYS common stock, the implied value is $32.50 per Ansoft share, representing and aggregate transaction of 832 million or approximately 416 million in cash and 11.1 shares of Ansoft stock that will be used to fund the transaction.

We are currently expecting to close the deal in the second quarter of 2008, of course subject to the customary closing conditions, regulatory approvals and Ansoft stock holder approval. Upon completion of the transaction, Ansoft stock holders will own approximately 12 percent of the combined company on pro forma basis.

Also at this time I want to mention that following the closing of the transaction Doctor Zoltan Cendes, Founder and Chairman of Ansoft will join the ANSYS board of directors. We also have the one important factor working in our favor that should make integration a little less challenging then some of the other transactions that we’ve done in the past. In both Ansoft – ANSYS and Ansoft headquarters are here in the Pittsburgh area within 15 or so miles of each other; so critical in the face to face meeting and communications particularly as part of the integration efforts so that it can easily accommodate those.

Now if we look at slide five, just “Company Highlights” is the title, we’re enthused about this transaction for a number of reasons; most notably the way in which our software and maintenance offerings compliment one another but also the relative consistency of the company’s visions and cultures. Both companies have been singularly devoted to excellence and engineering simulation for many, many years. Both have been serving abroad global industrial base and providing quality software products, maintenance and service and both, most importantly, are committed and passionate about what we do and as a result have run viable strong businesses.

ANSYS

Moderator: Jim Cashman

03-31-08/10:30 a.m. CT

Confirmation # 9325734

Now on slide six, for 2007 ANSYS reported record annual non-GAAP revenues of 387 million and for the trailing 12 months ended January 31st, 2008 Ansoft reported revenues of 98 million. I just want to take a quick moment to those of you who may not know the Ansoft story to point out that while ANSYS is on a calendar year end; Ansoft has a April 30th year end. So they’re currently in the process of finishing out their 2008 fiscal year.

Now as you can see from the two charts on slide six, they’re remarkably similar in a number of important ways, the most notable being consistent long term double digit growth on the top line that translates into strong operating margins and earnings growth. These similarities will serve as a solid foundation for the combined entity as we move ahead.

And actually with this I’d like to turn the call over to Nick Csendes to provide some of his own comments about the transaction as well as to give you a brief overview of the Ansoft business. Nick …

Nick Csendes: Thank you, Jim. Before we continue with the slide deck, I would just like to add a few personal comments about today’s announcement.

This is a very exciting day for the employees, customers and stockholders of Ansoft.

As the engineering simulation software space continues it’s evolution it is more critical then ever to have the size, scope and scale that will enable us as a combined company to continue to invest in innovation that ultimately results in a very real and measurable benefit to our customers in the form of greater productivity, higher efficiency and lower cost.

Both ANSYS and Ansoft have long standing reputations for consistent performance and solid operating results. By combing our respected companies we are confident that we can continue to drive operational performance with the ultimate goal of furthering customer and employee satisfaction while also focusing on long term value creation for stockholders.

ANSYS

Moderator: Jim Cashman

03-31-08/10:30 a.m. CT

Confirmation # 9325734

Financially the two companies have trailing annual revenues of $485 million and the combined enterprise will have a strong balance sheet and cash flows that should serve as a solid foundation to build from. Ansoft’s stockholders will be 12 percent owners of the combined company and will have the opportunity to participate in the upside that we believe this transaction can create. That is why I and my brother ((inaudible)) are solidly behind this strategic business combination and why the Ansoft board of directors unanimously supports it.

We look forward to working with Jim and the ANSYS team to complete this transaction and we look forward to the years ahead to realized value of this merger for the benefit of our respective stakeholders. So I will now move on to slide seven and go through a high level overview of Ansoft.

We believe that Ansoft has world leading technology and high performance EDA stimulation software especially in electromagnetics. Our technology has been developed over the past 25 years and our products are used by over 10,000 electrical engineers at over 2,000 companies worldwide to design state of the art technology products. Products designed using our software includes cell phones, networking products, satellite communication systems, integrated circuits and circuit boards, electronic sensors and motors and many other types of products.

Our customer base is diversified across multiple geography’s and industries. We have a strong financial profile and have consistently grown both our top and bottom lines over the past five years. Our top line grew at a double digit rate and we expanded our operating margins at an even greater rate. Our operating margins for the 12 months ending January 31st of this year was approximately 37 percent.

ANSYS

Moderator: Jim Cashman

03-31-08/10:30 a.m. CT

Confirmation # 9325734

In terms of our products they fall primarily into two categories, high performance electronic software and electromechanical software. Customers use our high performance electronic software products in the design and manufacturing of ((inaudible)) systems, high speed interconnects, millimeter wave IC’s, radio frequency IC’s, RVID tags and WiMAX IC’s amongst others.

Electromechanical software is used in the design of electromechanical components including solenoids and transformers, power electronics and drives, automotive systems as well as many aspects of the aerospace industry.

So let me now turn the call back over to Jim.

Jim Cashman: OK. Thanks Nick. So let – actually I’ll ask you to move on to slide eight and we’ll spend a few – a few minutes on the strategic rational. That’s the title for slide eight. And the good news, for those of you who have been long term followers of ANSYS, the fundamentals of the story for the Ansoft acquisition should sound very familiar to what you’ve heard us say in past acquisitions.

This transaction further enhances our vision of simulation driven product development through the addition of world class EDA technology that extends the ANSYS multiphysics strategy. The combination will give us a unique opportunity to add complimentary physics that address the convergence of the mechanical engineering and the electrical engineering product design and development.

It’ll take simulation to yet a new level, a level that our customers are constantly needing and demanding. Both ANSYS and Ansoft have been committed to technology advancement over the years and the combined entity will continue to invest in the range of 15 percent of revenues across 21 development centers on three continents allowing us to bring innovation closer to our customer wherever they are in the globe.

ANSYS

Moderator: Jim Cashman

03-31-08/10:30 a.m. CT

Confirmation # 9325734

So now on page nine, being close to our customers has been a fundamental passion for both companies historically. And I’m encouraged on how complimentary our direct presences are. And when you couple these with the significant indirect channels we think we have a powerful capability to bring this technology to broader applications and to better serve our customers.

As I’ve mentioned a number of times, and this is a critical aspect as it relates to our go forward plans, the company cultures are very similar in their commitment to serving customers, maintaining long term relationships with employees and partners and in general treating their commitments very seriously.

To net it all out, we’re looking at two companies that share a vision, a passion for technology and base all of this on a solid business model that allows sustainable growth. The revenue growth rates and the solid operating margins of both companies’ couple with a strong basis of recurring revenues allow for good visibility and the ability to manage the business going forward.

So if we turn now to slide 10, many of you who are familiar with ANSYS have seen this slide in a number of different manifestations. It actually captures the essence of our journey over the last 10 plus years. And as you can see, the acquisition of Ansoft is yet another milestone that moves us further along the path that we have consistently outlined for ourselves. It truly fits hand and glove with the vision.

The ability to simulate complete systems in the environments that they’ll operate in through our unique approach to multiphysics. This combination also continues to better position us to provide the solutions our customers need to solve their increasing problems and demands.

Now on slide 11, kind of an interesting one. A few slides back ago I think I talked about the convergence we’re seeing between the worlds of mechanical and electrical engineers. So if you look at slide 11, this is a great visual that we borrowed from Ansoft. And it kind of helps depict this convergence.

ANSYS

Moderator: Jim Cashman

03-31-08/10:30 a.m. CT

Confirmation # 9325734

We all know the global challenges around oil and gas consumption are not only real but they’re consuming greater and greater amounts of resources to address the problems relative to future alternatives. In this slide you can see the example of an Humvee vehicle. Now usually this denotes in most of our minds a beefy rugged mechanical structure that’s subjected to harsh environments and rough duty cycles.

Upon close inspection of this chart though, you might notice that there are also a series of even more sophisticated mechanical design issues but also the identification of a series of equally sophisticated electronic ones, those related to control systems, monitoring devices, power distribution, motors, generators and many others.

This is the emerging world of today where true virtual prototyping must extend to the entirety of the product to be able to guide the ultimate success of that product. You know as a further example, just consider how hybrid drives and fuel cells and active safety systems have grabbed the headlines in recent times.

On slide 12, you can actually see that – well that’s just one example. We are broad customer presence as well as an even more diversified range of customers. This broad diversity solid install base and, more importantly, our open environment will invite partner, channel, academic and commercial customer relationships that help us build for the long term. We know we have to be an open, flexible system to fit into a wide range capabilities if we want to fit into our customer environments.

Now slide 13, this’ll give you a little snapshot as you can see on this slide. We’ll continue to have a very strong combined global presence and the geographic revenue diversification that will

ANSYS

Moderator: Jim Cashman

03-31-08/10:30 a.m. CT

Confirmation # 9325734

continue to be part of the strength of our ongoing business model. In line with the historical ANSYS model, North America will make up around 37 percent on a combined basis. Europe about 36 percent and GIA, now slightly higher at around 27 percent. Combined, we have the scale and the reach to be near to and to grow with our customers no matter where they’re located in the world.

We think that really, this combination – and, I’ll refer you to slide 14 titled Value for All Key Constituencies. We think that the value – the combination of ANSYS and Ansoft is truly a win, win scenario for all of our key constituencies. For customers, we’ll provide trusted, viable, long term partner with a commitment to engineering simulation which has been demonstrated over 37 years and an ability to deliver world class, open and flexible solutions to solve their critical problems.

For employees, this is a chance to maintain their long-standing dedication and focus on engineering with an even larger company that can provide critical mass, long term stability and enriched career opportunities.

And for the stockholders of both ANSYS and Ansoft, this deal is positive not only for the long term but, as I mentioned before, is expected to be modestly accretive to non GAAP earnings in the first year of combined operations.

So on slide 15, titled Key Financial Metrics. As you can see, those metrics mostly speak for themselves. But, let me say that overall, we expect strong revenue growth and, strong revenue visibility, with just under $150 million in combined deferred revenues. When combined with our strong cash flow generation to support the pay down of the debt and the strong growth in operating profit margins, we’re truly excited about the opportunity this combination affords.

Nick, is there anything you’d like to add?

ANSYS

Moderator: Jim Cashman

03-31-08/10:30 a.m. CT

Confirmation # 9325734

Nick Csendes: Yes, thanks Jim. I would actually like to reinforce what you said which is that I think that it is a combination of two companies that will definitely bring customers what they have been and, will continue to be asking for which is the ability to do their complete design process from structural influence to electronics to sending it to their PLM systems without a glitch. I think this combination will definitely push that visions further.

Jim Cashman: OK. So, thanks Nick. So, now, let me turn it over to Maria for a few comments relative to the financial benefits. Maria?

Maria Shields: OK. Thanks everyone and I’ll refer you to slide 16 at this point.

We’re very excited about the opportunity on both the revenue and cost savings front. From a revenue point of view, both companies have great installed bases that should serve as a solid platform for not only cross selling but, equally as important, up selling. The further expansion of the breadth and depth of capabilities that the Ansoft portfolio bring to ANSYS should also enable us to target an even larger potential user base.

On the cost savings side of the equation, very similar to what we just experienced with the integration of the Fluent acquisition, we seen immediate ability to optimize as well as re-deploy R and D resources based upon the future direction of the combined companies. We will also identify and target opportunities for efficiencies in the area of G and A, sales and services and finally, we will target, over time, the elimination of redundant infrastructures and facilities, where it’s possible. Because as we’ve learned through all the acquisitions that we’ve done over the years, not only can we experience cost savings but, more importantly, we gain an upside from combining the teams into one location where we have overlaps that better enables them to really work and function as a team in their respective locations. Jim?

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Moderator: Jim Cashman

03-31-08/10:30 a.m. CT

Confirmation # 9325734

Jim Cashman: Yes. Thanks, Maria. Let’s move on to slide 17. So moving on to integration and from an integration perspective we will, as we have done with all of our previous acquisitions, form a team made up of key leaders from both ANSYS and Ansoft whose mission it will be to work to bring these two great companies together. Now, while there will always be challenges along the way, we have a shared vision for execution and we foresee minimal disruption to either business as a result of this deal. As long as we keep the best interest of our customers, employees and, the stockholders at the core of our thinking, we should be able to drive the upside that exists from merging ANSYS and Ansoft together. I’d like to remind everyone that while we can begin high level integration planning, we can not begin to implement until the transaction is closed and we are operating as combined entity.

With – so, in slide 18, basically, in summary, I’ll just add that first, ANSYS has always been committed to a broad range of capabilities supporting the vision of simulation driven product development. As you can see, there are many parallels but, that’s only why this deal makes strategic sense, which we’ve tried to summarize here.

The complimentary capabilities help us achieve our vision more quickly. And the diversity of the customer base allows us the opportunity to provide value in so many new ways, tapping into the historical Ansoft strengths in terms of vertical industry expertise, loyal install base and, expanded channel capabilities. This combination literally allows us to take simulation to an even higher level.

And in closing, I’d like to thank the ANSYS base of loyal customers who continue to grow with us in new ways everyday. The expanding array of industry partners and the employees of the current future ANSYS team. They’re the reason for the success that we’ve seen over the years. And I’m personally excited and, proud, to be part of this team. And I look forward to working with

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Moderator: Jim Cashman

03-31-08/10:30 a.m. CT

Confirmation # 9325734

Nick and Zol and, the other members of the Ansoft team as we focus on building on the strong foundations of our great companies which is to continue forward delivering innovative solutions to our customers. Valuing the incredible pool of the dedicated engineering and technical professionals and partners that we have, all with an eye toward delivering stockholder value. I’m confident that today is one more important step in our long journey to industry leadership, innovation, growth and profitability.

So, I thank you. And we look forward to speaking with all of you in the next few weeks about the outcome of ANSYS Q one and Ansoft’s Q four. Thanks for joining us.

Operator: This does conclude our call. We’d like to thank everyone for their participation. Have a great day.

END

Important Additional Information to be Filed with the SEC

In connection with the merger, ANSYS intends to file with the SEC a registration statement on Form S-4, which will include a prospectus/proxy statement of ANSYS and Ansoft and other relevant materials in connection with the proposed transactions. Investors and security holders of ANSYS and Ansoft are urged to read the prospectus/proxy statement and the other relevant material when they become available because they will contain important information about ANSYS, Ansoft and the proposed transaction. The prospectus/proxy statement and other relevant materials (when they become available), and any and all documents filed by ANSYS or Ansoft with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by ANSYS by directing a written request to ANSYS, Inc., Southpointe, 275 Technology Drive, Canonsburg, Pennsylvania 15317, Attention: Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by Ansoft by directing a written request to Ansoft Corporation, 225 West Station Square Drive, Suite 200, Pittsburgh, PA 15219, Attention: Investor Relations. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS/PROXY STATEMENT AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTIONS.

This transcript shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

ANSYS, Ansoft and their respective executive officers, directors and trustees may be deemed to be participants in the solicitation of proxies from the security holders of Ansoft in connection with the merger. Information about the executive officers and directors of ANSYS and their ownership of ANSYS common stock is set forth in the proxy statement for ANSYS’ 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 9, 2007. Information about the executive officers and directors of Ansoft and their ownership of Ansoft common stock is set forth in the proxy statement for Ansoft’s 2007 Annual Meeting of Stockholders, which was filed with the SEC on July 26, 2007. Investors and security holders may obtain additional information regarding the direct and indirect interests of ANSYS, Ansoft and their respective executive officers, directors and trustees in the merger by reading the prospectus/proxy statement referred to above.

Forward Looking Information

Certain statements contained in the transcript regarding matters that are not historical facts, including statements regarding the parties’ ability to consummate the proposed transaction and timing thereof, expectations that the proposed acquisition, if completed, should be modestly accretive to non-GAAP earnings per share, and statements regarding the impact of the pending acquisition, the projected growth in the CAE industry, the combined company’s ability to deliver customer-driven engineering simulation solutions and the ability of the combined company to lead the evolution and innovation of engineering simulation, are “forward-looking” statements (as defined in the Private Securities Litigation Reform Act of 1995). Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements in this press release are subject to risks and uncertainties. These include the risk that the acquisition of Ansoft may not be consummated, the risk that the business of ANSYS and Ansoft may not be combined successfully or such combination may take longer or cost more to accomplish than expected, the risk that the pricing of the senior credit facility will be less favorable than ANSYS anticipates, and the risk that operating costs, customer loss and business disruption following the acquisition of Ansoft may be greater than expected. Additional risks include the risk of a general economic downturn in one or more of the combined company’s primary geographic regions, the risk that the assumptions underlying ANSYS’ anticipated revenues and expenditures will change or prove inaccurate, the risk that ANSYS has overestimated its ability to maintain growth and profitability and control costs, uncertainties regarding the demand for the combined company’s products and services in future periods, the risk that ANSYS has overestimated the strength of the demand among its customers for its products, risks of problems arising from customer contract cancellations, uncertainties regarding customer acceptance of new products, the risk that the combined company’s operating results will be adversely affected by possible delays in developing, completing, or shipping new or enhanced products, risks that enhancements to the combined company’s products may not produce anticipated sales, uncertainties regarding fluctuations in quarterly results, including uncertainties regarding the timing of orders from significant customers, and other factors that are detailed from time to time in reports filed by ANSYS, Inc. and Ansoft Corporation with the Securities and Exchange Commission, including the Annual Reports on Form 10-K, the quarterly reports on Form 10-Q, current reports on Form 8-K and other documents ANSYS and Ansoft have filed. ANSYS and Ansoft undertake no obligation to publicly update or revise any forward-looking statements, whether changes occur as a result of new information or future events after the date they were made.